UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING


SEC FILE NUMBER: 0-28472
CUSIP NUMBER: 25387R-40-7


(Check One):
☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transaction period ended _____

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

DIGITAL VIDEO SYSTEMS, INC.

_____
Full Name of Registrant

_____
Former Name if Applicable

357 Castro Street, Suite 5

_____
Address of Principal Executive Office (Street and Number)

Mountain View, California   94041

_____
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to ongoing review of accounting matters and the uncompleted filing of the Form 10-K for the year ended December 31, 2005 and the Form 10-Q for the quarter ended March 31, 2006, the Registrant's quarterly report on Form 10-Q will not be completed on the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

Mali Kuo	(408)	712-4164
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Digital Video Systems Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006   By: /s/ Mali Kuo

                                                                        Mali Kuo
                                                                        Chief Executive Officer